UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________________

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 22)*

Inter-Tel (Delaware), Incorporated
(Name of Issuer)

Common Stock
(Title of Class of Securities)

458372109
(CUSIP Number)

Steven G. Mihaylo P.O. Box 19790 Reno, Nevada 89511 (775) 338-4699
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to: Brian J. McCarthy, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 300 South Grand Avenue Los Angeles, California 90071 (213) 687-5000 August 16, 2007
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [   ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.   458372  109

1.	Names of Reporting Persons. Steven G. Mihaylo I.R.S. Identification Nos. of above persons (entities only). Not applicable.
2.	Check the Appropriate Box if a Member of a Group (see Instructions) (A) [ ] (B) [ ]
3.	SEC Use Only
4.	Source of Funds (see Instructions) OO, BK
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [__]
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,179,498
	8.	Shared Voting Power None
	9.	Sole Dispositive Power 3,179,498
	10.	Shared Dispositive Power None
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,179,498
12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions)[__]
13.	Percent of Class Represented by Amount in Row 11 11.6%
14.	Type Of Reporting Person (See Instructions) IN

This Amendment No. 22 (“Amendment No. 22”) amends and supplements the Schedule 13D, dated March 3, 2006 (the “Original Schedule 13D”), and filed by Steven G. Mihaylo (“Mr. Mihaylo”) with the Securities and Exchange Commission (the “SEC”) on March 6, 2006, as amended by Amendment No. 1 thereto, dated April 10, 2006 and filed by Mr. Mihaylo with the SEC on April 10, 2006 (“Amendment No. 1”), Amendment No. 2 thereto, dated April 21, 2006 and filed by Mr. Mihaylo with the SEC on April 21, 2006 (“Amendment No. 2”), Amendment No. 3 thereto, dated May 8, 2006 and filed by Mr. Mihaylo with the SEC on May 8, 2006 (“Amendment No. 3”), Amendment No. 4 thereto, dated May 18, 2006 and jointly filed by Mr. Mihaylo and Vector Capital Corporation (“Vector”) with the SEC on May 18, 2006 (“Amendment No. 4”), Amendment No. 5 thereto, dated June 15, 2006 and jointly filed by Mr. Mihaylo and Vector with the SEC on June 15, 2006 (“Amendment No. 5”), Amendment No. 6 thereto, dated June 29, 2006 and jointly filed by Mr. Mihaylo and Vector with the SEC on June 29, 2006 (“Amendment No. 6”), Amendment No. 7 thereto, dated July 28, 2006 and jointly filed by Mr. Mihaylo and Vector with the SEC on July 28, 2006 (“Amendment No. 7”), Amendment No. 8 thereto, dated August 21, 2006 and jointly filed by Mr. Mihaylo and Vector with the SEC on August 21, 2006 (“Amendment No. 8”), Amendment No. 9 thereto, dated August 22, 2006 and jointly filed by Mr. Mihaylo and Vector with the SEC on August 23, 2006 (“Amendment No. 9”), Amendment No. 10 thereto, dated August 25, 2006 and jointly filed by Mr. Mihaylo and Vector with the SEC on August 25, 2006 (“Amendment No. 10”), Amendment No. 11 thereto, dated October 24, 2006 and jointly filed by Mr. Mihaylo and Vector with the SEC on October 25, 2006 (“Amendment No. 11”), Amendment No. 12 thereto, dated November 8, 2006 and jointly filed by Mr. Mihaylo and Vector with the SEC on November 9, 2006 (“Amendment No. 12”), Amendment No. 13 thereto, dated March 2, 2007 and jointly filed by Mr. Mihaylo and Vector with the SEC on March 6, 2007 (“Amendment No. 13”), Amendment No. 14 thereto, dated March 30, 2007 and filed by Mr. Mihaylo with the SEC on April 2, 2007 (“Amendment No. 14”), Amendment No. 15 thereto, dated June 4, 2007 and filed by Mr. Mihaylo with the SEC on June 5, 2007 (“Amendment No. 15”), Amendment No. 16 thereto, dated June 4, 2007 and filed by Mr. Mihaylo with the SEC on June 6, 2007 (“Amendment No. 16”), Amendment No. 17 thereto, dated June 8, 2007 and filed by Mr. Mihaylo with the SEC on June 11, 2007 (“Amendment No. 17”), Amendment No. 18 thereto, dated June 26, 2007 and filed by Mr. Mihaylo with the SEC on June 27, 2007 (“Amendment No. 18”), Amendment No. 19 thereto, dated July 2, 2007 and filed by Mr. Mihaylo with the SEC on July 3, 2007 (“Amendment No. 19”), Amendment No. 20 thereto, dated July 10, 2007 and filed by Mr. Mihaylo with the SEC on July 11, 2007 (“Amendment No. 20”) and Amendment No. 21 thereto, dated July 27, 2007 and filed by Mr. Mihaylo with the SEC on July 30, 2007 (“Amendment No. 21”, and, collectively with the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10, Amendment No. 11, Amendment No. 12, Amendment No. 13, Amendment No. 14, Amendment No. 15, Amendment No. 16, Amendment No. 17, Amendment No. 18, Amendment No. 19 and Amendment No. 20, the “Schedule 13D”), with respect to the common stock, par value $0.001 per share (“Common Stock”), of Inter-Tel (Delaware), Incorporated, a Delaware corporation (“Inter-Tel” or the “Company”), formerly known as Inter-Tel, Incorporated, an Arizona corporation.  Capitalized terms used but not defined herein shall have the respective meanings set forth in the Schedule 13D.

Item 4.	Purpose of Transaction.

The response to Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following paragraphs at the end of such Item 4:

Partial Withdrawal of Appraisal Demand

On August 16, 2007, the Trust sent a notice to the Company withdrawing its demand for appraisal of 2,000,000 of the 5,178,000 shares of Common Stock held of record by the Trust, and of which Mr.Mihaylo is the beneficial owner.  The notice stated that with respect to the balance of the shares of Common Stock held of record by the Trust (3,178,000 shares), the Trust maintains its demand for the appraisal of those shares and continues to request payment for those shares pursuant to Delaware General Corporation Law Section 262.

Item 5.       Interest in Securities of the Issuer

The response to Items 5(a), (b) and (c) of the Schedule 13D are hereby amended and supplemented by adding the following paragraphs at the end of such Items 5(a), (b) and (c).

Disposition of Shares Pursuant to Merger Agreement

On August 16, 2007, pursuant to the terms of the Merger Agreement, Arsenal Acquisition Corporation was merged with and into the Company, with the Company continuing as the surviving corporation and a wholly-owned subsidiary of Mitel.  As described in Item 4 of this Schedule 13D, Mr. Mihaylo has demanded appraisal of the 1,498 shares of Common Stock held of record by Mr. Mihaylo at the time of the Merger, and the Trust has demanded appraisal for 3,178,000 shares of the 5,178,000 shares of Common Stock held of record by the Trust at the time of the Merger.  Thus, at the time of the Merger and pursuant to the Merger Agreement, on August 16, 2007, the 10,250 options to purchase shares of Common Stock held by Mr. Mihaylo vested and were canceled in exchange for the right to receive $25.60 per share underlying each option, less the exercise price of each option.  In addition, at the time of the Merger and pursuant to the Merger Agreement, on August 16, 2007, the 2,000,000 shares of Common Stock held by the Trust and with respect to which the Trust has not demanded appraisal, were canceled and converted into the right to receive $25.60 per share in cash (without interest) pursuant to the Merger Agreement.  With respect to the remaining 3,179,498 shares of Common Stock of which Mr. Mihaylo is the beneficial owner and with respect to which Mr. Mihaylo and the Trust have demanded appraisal, such shares represent 11.6% of the outstanding Common Stock at the time of the Merger (based on 27,307,175 shares outstanding as of July 9, 2007, as reported in the Company’s Form DEFR14A filed with the SEC on July 10, 2007).  Of these 3,179,498 shares of Common Stock, Mr. Mihaylo (i) is the holder of record of 1,498 shares, and (ii) may be deemed to be the beneficial owner of the 3,178,000 shares of Common Stock held by the Trust because Mr. Mihaylo is the sole trustee of the Trust.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	August 20, 2007

/s/ Steven G. Mihaylo______________
STEVEN G. MIHAYLO